

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2021

Fran Rosch
President and Chief Executive Officer
ForgeRock, Inc.
201 Mission Street
Suite 2900
San Francisco, California 94105

> **Re: ForgeRock, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted July 1, 2021**
> **CIK No. 0001543916**

Dear Mr. Rosch:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 15, 2021 letter.

Draft Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 83

1. We note your response to prior comment 7. Based on your disclosures on page F-18, it appears that nearly half of your term license revenue for 2020 was derived from multi-year term licenses. It is unclear how annualizing the contract value for these multi-year term license subscriptions accurately depicts recurring revenue since the upfront license portion recognized in year 1 would not recur over the remaining years of the license

term. Considering you calculated ARR based upon annualized contract value and not actual annualized GAAP revenue, please tell us how you considered renaming this measure to more appropriately reflect what it represents.

You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Rezwan D. Pavri